UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-5353

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Teleflex Incorporated 401(k) Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Teleflex Incorporated
155 South Limerick Road
Limerick, Pennsylvania 19468

Teleflex Incorporated
401(k) Savings Plan
Financial Statements and
Supplemental Schedules
Years ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
To the Audit Committee
Teleflex Incorporated
401(k) Savings Plan
Limerick, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the Teleflex Incorporated 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Teleflex Incorporated 401(k) Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions, together referred to as “supplemental information,” as of and for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Oaks, Pennsylvania
June 22, 2010
Counselors to the Closely Held Business Since 1946

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS
December 31, 2009 and 2008

	2009	2008

ASSETS
Investments
Registered investment companies	$123,831,362	$96,889,581
Vanguard Retirement Savings Trust VIII	48,353,435	50,303,734
Common stock	42,012,909	33,692,228
Participant loans receivable	6,288,452	5,828,916

TOTAL INVESTMENTS	220,486,158	186,714,459
Receivables
Employer	191,373	239,161
Employee	286,972	469,321

TOTAL RECEIVABLES	478,345	708,482

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS, at fair value	220,964,503	187,422,941

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,045,313)	657,633

NET ASSETS AVAILABLE FOR BENEFITS	$219,919,190	$188,080,574

See accompanying notes.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
Years Ended December 31, 2009 and 2008

	2009	2008

ADDITIONS TO NET ASSETS
Investment income (loss)
Interest and dividends	$5,407,538	$6,740,533
Net appreciation (depreciation) in fair value of investments	26,450,991	(52,839,567)
Realized gain (loss) on sale of investments	1,149,745	(6,353,608)

TOTAL INVESTMENT INCOME (LOSS)	33,008,274	(52,452,642)
Contributions
Employer	8,261,488	4,658,245
Employee	13,935,869	13,189,032

TOTAL CONTRIBUTIONS	22,197,357	17,847,277
Other activity	49,775	76,578

TOTAL ADDITIONS (NEGATIVE ADDITIONS)	55,255,406	(34,528,787)

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	23,293,370	41,542,591
Administrative fees	123,420	111,306

TOTAL DEDUCTIONS	23,416,790	41,653,897

NET INCREASE (DECREASE) IN ASSETS PRIOR TO TRANSFER	31,838,616	(76,182,684)

ASSETS TRANSFERRED TO PLAN	—	72,782,529

NET INCREASE (DECREASE)	31,838,616	(3,400,155)

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	188,080,574	191,480,729

END OF YEAR	$219,919,190	$188,080,574

See accompanying notes.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL DESCRIPTION OF THE PLAN
Significant Accounting Policies
The significant accounting policies of the Teleflex Incorporated 401(k) Savings Plan (the “Plan”) employed in the preparation of the accompanying financial statements follow.
Valuation of Investments — The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Teleflex Incorporated (the “Company”) stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.
Investment Contracts — Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by Vanguard Fiduciary Trust Company, the trustee (“VFTC”). As required by professional accounting standards, the statements of net assets available for benefits present the fair value of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on the contract value basis. These requirements are effective for financial statements issued for periods ending after December 15, 2006.
Revenue Recognition and Method of Accounting — All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Expenses are recorded as incurred.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
General Description of the Plan
A general description of the Plan follows. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan, which was implemented effective July 1, 1985. Employees of the Company who have attained age 21 are eligible to participate in the Plan. Full-time employees are eligible to enter the Plan at the date of hire. Part-time employees need one year of service before they are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan includes an employee stock ownership plan (“ESOP”) as defined in Internal Revenue Code Section 4975(e)7. The ESOP can be used exclusively to provide employer contributions that match participants’ Section 401(k) salary deferral contributions and, in certain instances, to provide discretionary employer contributions to the Plan.
Contributions — Participants may contribute between 2% and 50% of their compensation on a pre-tax basis. The employer matching contribution and/or employer discretionary matching contribution varies by division. Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).
Participant Accounts — Each participant’s account is credited with the participant’s contribution, the employer matching contribution and/or employer discretionary matching contribution, as well as an allocation of Plan earnings. Participants have access to their accounts 24 hours a day/7 days per week via a 1-800 customer service center and a website. Fund transfers and investment election changes may be elected daily. A participant may stop, start, or change his/her 401(k) salary deferral contribution percent as often as his/her local payroll will allow.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
Plan Loans — Active employees may elect to take up to two loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis. Any outstanding loan(s) not repaid within 90 days from an employee’s date of termination, or within the first 12 months of an employee’s leave of absence (including long-term disability), is processed as a taxable distribution.
Vesting — Participants are always 100% vested in their own 401(k) salary deferral contributions. Most participants are 100% vested in their employer matching contributions after two years of employment; however, participants in certain divisions are 100% vested in their employer matching contributions after three years of employment. Participants are 100% vested in their employer discretionary contributions after five years of employment.
Payment of Benefits — The Plan provides that a participant may elect to withdraw 100% of his/her vested account balance at termination of employment. A participant may also elect to withdraw 100% of his/her vested account balance in the event of total and permanent disability and the attainment of age 59 1/2. A participant may elect to withdraw his/her Rollover Account at any time.
Forfeitures — Forfeitures of terminated participants’ nonvested accounts are used to reduce the amount of future contributions required to be made to the Plan by the Company. The amount of unallocated forfeitures at December 31, 2009 and 2008, was $134,208 and $233,854, respectively.
Plan Termination — The Plan may be terminated at any time by the Company. In the event of Plan termination, distribution of participant accounts shall be in accordance with Article V of the Plan document.
Date of Management’s Review
Management has evaluated subsequent events through June 22, 2010, the date which the financial statements were available to be issued.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE B	ADMINISTRATION OF THE PLAN
The Plan is administered by a committee of at least three members appointed by the Company’s Board of Directors. The committee is the Plan Administrator and fiduciary for ERISA purposes. The Board of Directors of the Company appointed Vanguard Fiduciary Trust Company as trustee of the Plan effective September 30, 2004. The Company pays for all administrative and recordkeeping costs associated with operating the Plan. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the Vanguard Retirement Savings Trust VIII (which are collective investment funds) are charged to those participants with balances in those funds.

NOTE C	TAX STATUS OF THE PLAN
The Plan has received a favorable determination letter from the Internal Revenue Service dated July 1, 2003, indicating that the Plan is a qualified plan under Section 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE D	INVESTMENTS
The following presents investments which represent 5% or more of the Plan’s net assets:

	2009		2008

Teleflex Stock Fund, 3,315,936 shares (2009) and 2,857,695 shares (2008)	$42,012,909	*	$33,692,228	*

Vanguard International Growth Fund, 691,112 shares (2009) and 693,644 shares (2008)	$11,741,989		$8,462,458	**

Vanguard Morgan Growth Fund, 1,227,092 shares (2009) and 1,425,153 shares (2008)	$18,737,696		$16,104,234

Vanguard Retirement Savings Trust VIII, 47,308,122 shares (2009) and 50,961,367 shares (2008)	$47,308,122	***	$50,961,367	***

Vanguard Wellington Fund, 866,098 shares (2009) and 929,138 shares (2008)	$24,986,942		$22,698,832

Vanguard Windsor Fund, 1,355,505 shares (2009) and 1,449,861 shares (2008)	$16,144,061		$13,077,743

*	Includes nonparticipant directed

**	Investment did not represent 5% of total net assets as of December 31, 2008

***	Represents contract value which differs from fair value

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE E	NONPARTICIPANT-DIRECTED INVESTMENTS
Company contributions are invested in Company stock and are nonparticipant directed until the participant becomes vested, at which time the participant can direct those funds to another investment of the Plan. The entire Company stock fund is considered to be nonparticipant directed because the amount that the participants can direct is not readily determinable. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2009	2008

NET ASSETS
Common stock funds	$42,012,909	$33,692,228

CHANGES IN NET ASSETS
Contributions	$8,702,754	$5,033,808
Interest and dividends	993,184	874,200
Net depreciation in fair value of investments	3,594,685	(7,263,761)
Realized gain (loss) on sale of investments	(162,088)	(1,203,575)
Benefits paid to participants	(3,137,688)	(7,144,572)
Administrative fees	(28,670)	(25,474)
Interfund transfers	(1,481,335)	3,226
Other activity	(160,161)	59,638

	$8,320681	$(9,785,786)

NOTE F	PLAN ACQUISITION
There was one plan merger during the year ended December 31, 2008. The Plan executed an acquisition of the Arrow International Inc. 401(k) Plan during the year ended December 31, 2008. The merged plan had net assets of $72,782,529. There were no plan mergers during the year ended December 31, 2009.
The transferred net assets have been recognized in the accounts of the Plan at the balances previously carried in the accounts of the merged plan. The changes in net assets of the combined plan are included in the statements of changes in net assets available for benefits.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE G	RELATED-PARTY TRANSACTIONS
The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.
NOTE H	VANGUARD RETIREMENT SAVINGS MASTER TRUST
A portion of the Plan’s investments are in the Master Trust, which was established for the investment of assets of eligible VFTC trusts and tax-qualified pension plans. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by VFTC (the “Trustee”). At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was approximately .277% and .302%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.
The following table presents the fair values of investments for the Master Trust at December 31, 2009 and 2008:

	2009	2008

INVESTMENTS AT FAIR VALUE
Investment contracts	$14,148,802,000	$14,866,196,000
Mutual funds	2,160,090,000	1,748,190,000

	$16,308,892,000	$16,614,386,000

Investment income for the Master Trust for the years ended December 31, 2009 and 2008, is as follows:

	2009	2008

INVESTMENT INCOME
Net appreciation (depreciation) in fair value of investment contracts	$(379,731,000)	$2,587,990,000
Interest	553,656,000	658,798,000
Dividends	12,265,000	26,345,000

	$186,190,000	$3,273,133,000

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE I	RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2009	2008

NET ASSETS AVAILABLE FOR BENEFITS PER FINANCIAL STATEMENTS	$220,964,503	$187,422,941
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,045,313)	657,633

ASSETS AVAILABLE FOR BENEFITS, FORM 5500	$219,919,190	$188,080,574

NOTE J	FAIR VALUE MEASUREMENTS
The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The fair value measurement accounting literature establishes a valuation hierarchy for disclosure of the inputs to the valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows.
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices to similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.
A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3

Shares of registered investment companies	$123,831,362	$—	$—
Employer securities	42,012,909	—	—
Common collective trust	—	48,353,435	—
Participant loans receivable	—	—	6,288,452

	$165,844,271	$48,353,435	$6,288,452

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3

Shares of registered investment companies	$96,889,581	$—	$—
Employer securities	33,692,228	—	—
Common collective trust	—	50,303,734	—
Participant loans receivable	—	—	5,828,916

	$130,581,809	$50,303,734	$5,828,916

Investments in shares of registered investment companies, employer securities and cash equivalents have quoted prices for identical assets in active markets; therefore, the investments are measured at fair value using these readily available Level 1 inputs.
The common collective trust is an over-the-counter security with no quoted readily available Level 1 inputs and, therefore, is measured at fair value using inputs that are directly observable in active markets and are classified within Level 2 of the valuation hierarchy using the income approach.
The fair value of participant loans receivable was derived using a discounted cash flow model with inputs derived from unobservable market data. The participant loans receivable are included at their carrying values in the statements of net assets available for benefits, which approximated their fair values at December 31, 2009.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
The following table provides a summary of changes in the fair value of the Plan’s Level 3 assets:

	Level 3 Assets
	Participant Loans Receivable
	2009	2008

BALANCE AS OF JANUARY 1, 2009	$5,828,916	$4,589,168
Issuances, repayments and settlements, net	459,536	1,239,748

BALANCE AS OF DECEMBER 31, 2009	$6,288,452	$5,828,916

NOTE K	PLAN AMENDMENTS
The Plan was amended during the Plan year ended December 31, 2008, to comply with requirements of Sections 401(k) and (m) of the Internal Revenue Code. Also, the Plan amendment reflects the merger of the Arrow International Inc. 401(k) Plan with and into the Plan.
The Plan was amended during the Plan year ended December 31, 2009. A summary of the amendments is as follows:
1.	Amendments to comply with the Pension Protection Act of 2006 (“PPA”), as subsequently amended by the Worker, Retiree, and Employer Recovery Act of 2008 (“WRERA”), including:
a.	Direct rollover distributions to Roth IRAs are now permitted.

b.	Required quarterly account statements to participants and beneficiaries.

c.	A participant whose required beginning date was on or before December 31, 2008, will have the option to waive receipt of a minimum required distribution for 2009; a participant whose required beginning date was after December 31, 2008, will have the option to elect to receive a minimum required distribution for 2009.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
2.	Amendments to comply with the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART Act”), including:
a.	“Compensation” now includes “differential wage payments” to an individual performing service in the uniformed services while on active duty for a period of more than 30 days.

b.	An “Employee” also now includes any individual in qualified military service who is receiving differential wage payments.

c.	A participant who dies while performing qualified military service is treated as if he died while actively employed (triggering full vesting).

d.	A participant in qualified military service is treated as having incurred a termination from employment for purposes of eligibility to receive a distribution.
3.	Trustee is responsible to ensure that contributions are made to the trust, to the extent required by the terms of the trust or applicable law (to conform to DOL guidance).

4.	Amendments to comply with the final Treasury Regulations regarding qualified automatic contribution arrangements (“QACAs”) and eligible automatic contribution arrangements (“EACAs”) (e.g., adding a definition of “Covered Participant” and including provisions regarding rehired employees, the effective date of automatic enrollment, the timing of providing the QACA and EACA notices, and the withdraw of automatic elective deferrals).

5.	A participant who becomes disabled while performing qualified military service is treated as if he died while actively employed (triggering full vesting).

6.	A participant who dies or becomes disabled while performing qualified military service will be treated as if he resumed active employment immediately prior to his death or disability so that he is eligible for an allocation of discretionary profit sharing contributions, if any.

7.	A participant who is a qualified reservist may withdraw the portion of his account balance attributable to his own pre-tax contributions.

8.	Statute of Limitations — All claims for benefits or suits regarding benefits must be made within one year of the date the claimant knew or should have known that the claim existed.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2009
Schedule H, Part IV, Item 4a of Form 5500, EIN# 23-1147939, Plan 010

Participant
Contributions
Transferred
Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
Check here if			Contributions	Total Fully
Late Participant		Contributions	Pending	Corrected Under
Loan Repayments	Contributions	Corrected	Correction	VFCP and PTE
are Included	Not Corrected	Outside VFCP	in VFCP	2002-51

2009	$—	$9,883	$—	$—

SCHEDULE OF ASSETS HELD FOR INVESTMENT
Year Ended December 31, 2009
Schedule H, Part IV, Item 4i of Form 5500, EIN# 23-1147939, Plan 010

Description	Cost		Current Value

Royce Total Return Fund	$	N/A	$2,261,1740
Teleflex Stock Fund		38,898,834	42,012,909
Vanguard 500 Index Fund		N/A	5,971,471
Vanguard Explorer Fund		N/A	4,327,527
Vanguard International Growth Fund		N/A	11,741,989
Vanguard Morgan Growth Fund		N/A	18,737,696
Vanguard Prime Money Market Fund		N/A	268,021
Vanguard Retirement Savings Trust VIII		N/A	48,353,435
Vanguard Strategic Equity Fund		N/A	5,603,377
Vanguard Target Retirement 2005		N/A	581,762
Vanguard Target Retirement 2010		N/A	1,331,518
Vanguard Target Retirement 2015		N/A	3,810,250
Vanguard Target Retirement 2020		N/A	2,412,846
Vanguard Target Retirement 2025		N/A	5,043,151
Vanguard Target Retirement 2030		N/A	2,260,852
Vanguard Target Retirement 2035		N/A	4,550,814
Vanguard Target Retirement 2040		N/A	841,853
Vanguard Target Retirement 2045		N/A	1,917,812
Vanguard Target Retirement 2050		N/A	270,672
Vanguard Target Retirement Income		N/A	868,966
Vanguard Total Bond Market Index Fund		N/A	9,898,608
Vanguard Wellington Fund		N/A	24,986,942
Vanguard Windsor Fund		N/A	16,144,061
Participant loans, 5.00% to 11.5%		N/A	6,288,452

			$220,486,158

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
(Single Transaction or Series of Transactions in One Issue
Aggregating More Than 5% of the Current Value of Plan Assets)
Year Ended December 31, 2009
Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1147939, Plan 010

				Current
				Value of
				Investment on
	Purchase		Cost of	Transaction
Description of Investment	Price	Sales Price	Asset	Date	Net Loss

Vanguard Retirement Savings Trust VIII	$8,336,927	$—	$8,336,927	$8,336,927	$—
Vanguard Retirement Savings Trust VIII	—	12,187,194	12,187,194	12,187,194	—
Teleflex Stock Fund	11,314,725	—	11,314,725	11,314,725	—
Teleflex Stock Fund	—	6,439,334	6,880,896	6,439,334	(441,562)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2010	Teleflex Incorporated 401(k) Savings Plan
	By:	/s/ Doug Carl
		Name:	Doug Carl
		Title:	Member, Financial Benefit Plans Committee

Teleflex Incorporated 401(k) Savings Plan
Annual Report on Form 11-K
For the Fiscal Year Ended December 31, 2009
INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm